Erik Nelson, Sr. Securities Counsel
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7453
Fax:  763-765-6355

July 19, 2010

VIA EDGAR

Allison White
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

RE:
Registration Statement on Form N-14 (SEC File No. 333-167851) for Combination of Certain Series of the Allianz Variable Insurance Products Trust (the "Trust") with and into Corresponding Series of the Trust (SEC File Nos. 333-83423 and 811-09491)

Dear Ms. White:

On July 12, 2010, you provided telephonic comments regarding the above-referenced Registration Statement. This letter and the attached change pages to the Registration Statement are being sent in response to those comments. If I have misinterpreted any of your comments, please let me know.

Comment:  You noted that the second bullet point on the shareholder letter indicates that a reason for the reorganization is “Reducing contractual management fees and overall expenses for shareholders of the Acquired Fund.” However, management fees for the Acquiring Fund are higher than the Acquired Fund, although overall expenses are expected to be lower.

Response:  We will revise this bullet to read, “Reducing overall expenses for shareholders of the Acquired Fund.”

Comment:  You requested that we revise the series/class id for the Acquired Fund to reflect the name change.

Response:  The series/class id and fund name was changed in Edgar on July 2, and the new name will be reflected on all filings going forward that reference this Fund.

Comment:  You requested that the Fees and Expenses section be moved before the Performance section.

Response:  We will make this change as requested.

Comment:  On the Annual Fund Operating Expenses table, you requested that we revise footnote (a) to make clear that the management fee is a flat rate or delete the footnote.

Response:  We will delete footnote (a).

Comment: Under Reasons for the Proposed Reorganization and Board Deliberations – Economies of Scale, you requested that we check the assets figure for the Acquiring Fund against the figure presented in Form N-Q for the period ended March 31, 2010.

Response:  We will revise this to reflect that the Acquiring Fund’s assets were $516.2 million at March 31, 2010, consistent with Form N-Q.

Comment:  You noted that section 11 of the Agreement and Plan of Reorganization allocates certain costs of the reorganization to the Acquired Fund (although we have indicated that we expect all such costs to be borne by the Manager pursuant to the Acquired Fund’s expense limitation agreement). Because reorganization costs could fall on the Acquired Fund (if, for example, the Fund fell below its expense cap prior to the reorganization), you requested that we revise disclosure in the Registration Statement, the capitalization table, the pro forma statement of assets and liabilities and the pro forma statement of investments to reflect reorganization costs allocated to the Acquired Fund.

Response:  We will revise section 11 of the Agreement and Plan of Reorganization to allocate all costs of the reorganization to the Manager. We also will make corresponding changes to disclosure regarding reorganization expenses. I spoke with Tony Burak on July 12 regarding this change, and I understand that the revision to section 11 will satisfy this comment.

Comment:  You noted that the pro forma statement of operations was mislabeled the pro forma statement of assets and liabilities.

Response:  We will correct the caption for the statement of operations.

Comment:  You noted that the pro forma statement of operations should not reflect reorganization fees because the payment of those fees does not represent a continuing impact to the fund.

Response:  We will make this change as requested.

Comment:  On the pro forma schedule of portfolio investments, you requested that we identify any securities which must be sold to comply with the investment restrictions of the combined fund or, if none, state in a footnote that as of December 31, 2009, all holdings comply with the investment restrictions and compliance guidelines of the Acquiring Fund.

Response:  Because no securities must be sold to comply with the Acquiring Fund’s investment restrictions, we will add the footnote as requested.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson